FORM 5	UNITED STATES SECURITES AND EXCHANGE COMMISION Washington, D.C. 20549							OMB APPROVAL
OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response...1.0
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b) Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Liszicasz, George (Last) (First) (Middle) 383 Arbour Lake Way NW (Street) Calgary, Alberta, T2G 4A2 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol ENERGY EXPLORATION TECHNOLOGIES "ENXT"

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

___X _____ Director __X_____ 10% Owner

___X _____ Officer ________ Other

(give title below) (specify below)

Chief Executive Officer

	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) N/A			4. Statement for Month/Year December 2002
				5. If Amendment, Date of Original (Month, Year)		7. Individual or Joint/Group Filing (Check Applicable Line) _X_Form filed by One Reporting Person __Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/ Year)	2A. Deemed Execution Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6.Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares	2/22/99 3/16/00 3/17/00 3/20/00 3/21/00 3/21/00 3/21/00 3/22/00 9/19/01 10/17/01	2/22/99 3/16/00 3/17/00 3/20/00 3/21/00 3/21/00 3/21/00 3/22/00 9/19/01 10/17/01	J1 S S S S S S S J2 J2	1,000 200 500 4,150 2,500 1,500 2,200 981 112,644 15,134	D D D D D D D D A A	N/A $33.50 $34.00 $33.938 $34.438 $34.938 $34.438 $35.00 $1.15 $1.15	-- -- -- -- - -- -- 5,083,751 -- 127,778	D D D D D D D D I I	Spouse, I. Iascisina Spouse, I. Iascisina

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 5 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
 (e.g. puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr. 3)	2.Conver-sion or Exercise Price of Deriva-tive Security	3.Transaction Date (Month/Day/ Year)	4.Trans-action Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)		6.Date Exer-cisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Deriv-ative Secur-ity (Instr.5)	9.Number of Deriv-ative Secur-ities Bene-ficially Owned at End of Year (Instr.4)	10.Owner-ship Form of Deriv-ative Security: Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Benefi-cial Owner-ship (Instr. 4)
				(A)	(D)	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares
Stock Options	$2.00	--	--	--	--	5/20/97	5/3/03	Common Stock	15,000	$2.00	--	D
Stock Options	$2.00	--	--	--	--	5/20/98	5/20/03	Common Stock	15,000	$2.00	--	D
Stock Options	$2.00	--	--	--	--	5/20/99	5/20/04	Common Stock	15,000	$2.00	45,000	D

Explanation of Responses:

1. These shares were transferred to an associate of Mr. Liszicasz in lieu of a payment owing to the associate.
2. Mr. Liszicasz's spouse participated in a private placement conducted by Energy Exploration Technologies in 2001.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violation.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

					/s/ George Liszicasz **Signature of Reporting Person			April 8, 2003 Date
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.